Ameriprise Certificate Company
802 Ameriprise Financial Center
Minneapolis, MN 55474

May 7, 2014

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Ameriprise Certificate Company Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 28, 2014 File No. 811-00002
Dear Ms. Hatch:

On April 9, 2014, you provided comments to us related to our Form 10-K for the Fiscal Year Ended December 31, 2013 filed on February 28, 2014 (“2013 10-K”). This letter responds to those comments. For your reference, the comments and our responses are provided below.

Comment 1:	On the Consolidated Balance Sheets, commercial mortgage loans and syndicated loans are valued at cost. Provide the basis for providing these amounts at cost instead of fair value.

Response:
Ameriprise Certificate Company is classified as a face-amount certificate company under Section 4(1) of the Investment Company Act of 1940, as amended. Under Article 6 Rule 3 (d) of Regulation S-X, the requirements for valuing the assets of a face-amount certificate company are different than those required for other types of registered investment companies. Ameriprise Certificate Company accounts for commercial mortgage and syndicated loans at historical amortized cost in accordance with ASC 310-10-35-47. Please note that we make fair value disclosures for the commercial mortgage loans and syndicated loans in Note 8. Fair Values of Assets and Liabilities.

Comment 2:	On the Consolidated Balance Sheets, if there are payables to advisors or trustees they should be presented separately.

Response:
We acknowledge that Regulation S-X Article 6 Rule 6-06 requires issuers of face-amount certificates to state separately amounts payable for investment advisory, management and service fees. However, amounts payable for investment advisory, management and other service fees are less than 0.02% of our total liabilities at each of December 31, 2013 and 2012. As the amounts are not material to our financial statements, we do not believe that providing amounts payable for each of these types of fees separately or in aggregate on the balance sheet is meaningful.

Ms. Laura Hatch
United States Securities and Exchange Commission
May 7, 2014

Comment 3:	Provide the reason for any capital contributions from Ameriprise Financial, Inc. (“Parent”) in the Notes to the Financial Statements in future filings.

Response:
Commencing with our Form 10-Q for the period ended March 31, 2014, we will disclose the reasons for capital contributions from the Parent to Ameriprise Certificate Company in our Notes to the Financial Statements, if applicable.

Comment 4:
In Note 8. Fair Values of Assets and Liabilities, the table of significant unobservable inputs used in fair value measurements of Level 3 assets and liabilities includes the fair value of corporate debt securities classified as Level 3, which is less than the total fair value of Level 3 corporate debt securities included in the table of assets and liabilities by fair value measurement. Please confirm that this is appropriate.

Response:
The fair value of corporate bonds classified as Level 3 is based on a single non-binding broker quote. The underlying inputs used for some of the non-binding broker quotes are not readily available to us as stated in our discussion of the determination of fair value on page F-26 of our 2013 10-K. As such, the table of significant unobservable inputs used in fair value measurements of Level 3 assets and liabilities excludes the fair value of Level 3 corporate bonds for which unobservable inputs are not reasonably available to us as stated in the sentence following the table.

Comment 5:	In Note 10. Derivatives and Hedging Activities, the derivatives in the first table should be listed by type instead of including all derivatives in one line.

Response:
All of our purchased and written derivatives are options. Commencing with our Form 10-Q for the period ended March 31, 2014, we will revise the description in the table to “Equity options, purchased” and “Equity options, written.”

Comment 6:	Please provide a schedule of derivative options written that includes the name of issuer, number of contracts, exercise price, expiration date and value.

Response:
Regulation S-X Article 6 Rule 6-10 (c) requires management investment companies to provide Schedule V – Open option contracts written as prescribed by Rule 12-12B. This schedule is not required for face-amount certificate companies under Regulation S-X Article 6 Rule 6-10 (e).

Ms. Laura Hatch
United States Securities and Exchange Commission
May 7, 2014

Comment 7:
In the Schedule of investments, note (c) indicates securities written down due to other-than-temporary impairment related to credit losses, yet seven of the securities with this notation had a higher carrying value than amortized cost at year end. Please provide information as to why these securities were impaired when their carrying value is higher than the amortized cost.

Response:
Our debt investments are accounted for as available-for-sale securities as specified in ASC 320, Investments—Debt and Equity Securities (“ASC 320”). Please refer to Note 1. Basis of Presentation and Summary of Significant Accounting Policies, in our 2013 10-K, for our accounting policy regarding the measurement of our available-for-sale securities. Under ASC 320, once a security is other-than-temporarily impaired, a new cost basis is established that does not increase for a subsequent increase in fair value. Since available-for-sale securities are recorded on the balance sheet at fair value, any improvement in fair value subsequent to recording an other-than-temporary impairment is recorded in accumulated other comprehensive income. The securities you noted with a carrying value (fair value) that is higher than amortized cost as of December 31, 2013 were other-than-temporarily impaired (written down) prior to December 31, 2013 due to expected credit losses. The fair value of these investments has improved to where the fair value now exceeds the cost basis.

Comment 8:	In the Schedule of Investments, please include derivative contracts in future filings.

Response:
Commencing with our Form N-30D, Semi-annual Report to Shareholder for the six months ending June 30, 2014 and our Form 10-K for the year ending December 31, 2014, we will include derivative contracts in our Schedule of Investments.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-678-4769.
Very truly yours,

/s/ David K. Stewart

David K. Stewart
Senior Vice President, Controller and Chief Accounting Officer
Ameriprise Certificate Company
Minneapolis, Minnesota